                                    CAVCO







                                                              1995 ANNUAL REPORT

THE COMPANY

  Cavco Industries, Inc., hereinafter referred to as the "Company" or "Cavco", is the largest manufacturer of residential and recreational housing in Arizona. The Company began as an unincorporated association in 1965, manufacturing truck campers under the name of Roadrunner Manufacturing Company. In 1966, the Company changed its name to Cavalier Manufacturing Company and it incorporated in 1968. In 1974, the Company changed its name to Cavco Industries, Inc. Through its dealer network, the Company distributes its manufactured homes in Arizona, Nevada, New Mexico, Utah, Texas, Washington, Oregon, California, Colorado, Idaho and Canada.

  In November, 1986, the Company began manufacturing relocatable commercial modular structures for sale or lease, marketed by a division of the Company doing business as CVC Leasing ("CVC"). In October, 1993, CVC diversified its leasing operations to include security storage containers. In August, 1994, the Company sold the relocatable modular commercial structures of CVC. In August, 1994, the Company founded National Security Containers, Inc. ("NSC") to market and lease security storage containers. NSC sells or leases the containers directly to any business with a need for additional storage space. Typical customers include retail stores, construction companies, and educational and government institutions.

  In March, 1987, the Company founded Action Healthcare Management Services, Inc., ("Action") to provide health care management services. Utilization management is the primary service provided. Utilization management is a methodology for monitoring the medical necessity and appropriateness of health care services, including hospital admissions, proposed length of stay, use of outpatient facilities and alternate treatment options. The service is initially performed by licensed nurses, who maintain direct communication with the participant and his or her physician. Action markets its services to group health insurance brokers, insurance carriers, third party administrators, preferred provider organizations, self-insured employers, government employee groups and multi-employer trusts.

  In December, 1991, the Company founded Sun Built Homes, Inc., ("Sun Built") to develop manufactured housing subdivisions and sell manufactured homes in established subdivisions.

  The Company operates primarily in the manufactured housing industry. Cavco's philosophy is to design excellent floor plans that have good consumer-perceived value, build them with a high degree of quality and market them through the best dealer network possible. Homes produced by Cavco are high-value, affordable houses manufactured on an assembly line. Through the affordability and quality of construction, Cavco's products are designed to help fulfill the public's fundamental needs for shelter.

  With regard to the industry segments, see Note 12 to the Consolidated Financial Statements, p. 18.

FINANCIAL HIGHLIGHTS

         RESULTS FOR THE YEAR:               1995          1994         1993         1992         1991
                                         ------------   ----------   ----------   ----------   ----------
Net Sales                                $113,708,362   92,061,563   56,915,815   42,413,487   37,156,087
Net income from continuing operations    $  4,533,532    3,928,852    1,515,276    1,231,236      823,837
Income per share from continuing
  operations                             $       1.34         1.16          .45          .36          .24
YEAR END POSITION:
Total assets                             $ 51,811,939   41,878,513   30,703,330   25,875,595   20,889,140
Long term debt, net of current position  $ 12,692,661    5,413,980    7,853,985    7,209,131    7,636,365
Net stockholders' equity                 $ 22,383,195   18,145,544   11,467,392    9,325,115    7,640,756

RESULTS FOR THE YEARS PRIOR TO 1995 HAVE BEEN RESTATED TO REFLECT THE ELIMINATION OF DISCONTINUED OPERATIONS OF THE COMPANY'S CVC LEASING DIVISION. EARNINGS PER SHARE HAVE BEEN ADJUSTED FOR A THREE-FOR-TWO STOCK SPLIT WHICH WAS EFFECTED IN DECEMBER, 1994 AND A TWO-FOR-ONE STOCK SPLIT WHICH WAS EFFECTED IN APRIL, 1992.

1991                         37.2
1992                         42.4
1993                         56.9
1994                         92.1
1995                        113.7

1991                         20.8
1992                         25.8
1993                         30.7
1994                         41.9
1995                         51.8

1991                         .824
1992                        1.231
1993                        1.515
1994                        3.929
1995                        4.534

1991                          7.6
1992                          9.3
1993                         11.4
1994                         18.1
1995                         22.4

QUARTERLY STOCK DATA

YEAR ENDED SEPTEMBER 30, 1995

                           BID                                   ASKED
                    ------------------                     ------------------
                    HIGH           LOW                     HIGH           LOW
                    ------------------                     ------------------
FIRST QUARTER       13 5/6         10 5/6                  14 1/2         11 1/2
SECOND QUARTER       12             9 3/                    13            10 1/4
THIRD QUARTER       11 3/4          8 1/                   12 3/4           9
FOURTH QUARTER      10 3/8          8 3/                   11 1/4          9 3/

Year Ended September 30, 1994

                           Bid                                   Asked
                    ------------------                     ------------------
                    High           Low                     High           Low
                    ------------------                     ------------------
First Quarter       10 1/8          7 7/                   10 7/8          8 3/
Second Quarter      13 7/8         10                      14 7/8         10 5/8
Third Quarter       12 3/8         10 1/8                  13 1/8         11
Fourth Quarter      11 5/8         11                      12 3/8         11 1/2

Traded over the Counter, NASDAQ Symbol: CVCO. The above quotations reflect inter-dealer prices without related mark-up or mark-down or commission and may not necessarily represent actual transactions. All prices have been adjusted to reflect a three-for-two stock split that went into effect December, 1994.

The following table sets forth the approximate number of holders of record of each class of equity securities of the Company as of September 30, 1995:

       TITLE OF CLASS           NUMBER OF RECORD HOLDERS
Five Cent ($.05) Par Value
  Common Stock                             267

The method of computation chosen is based on the number of record holders.

During the past two years, the Company has paid no dividends and has no expectations of paying dividends during the 1996 fiscal year. In conjunction with a mortgage note, future dividends must be approved by the lending institution.

PRESIDENT'S LETTER                                    January 1996

CAVCO INDUSTRIES, INC.

To Our Shareholders:

  Fiscal 1995 was another record year for our company. Net sales were up 23.5%, income from continuing operations improved 15.4%, and stockholders' equity increased 23.4%.
  Net sales for fiscal 1995, ended September 30, were $113,708,362 compared to $92,061,563 reported for the prior year. Net income from continuing operations was $4,533,532 or $1.34 per share, a solid improvement over the $3,928,852 or $1.16 per share reported last year. The loss from discontinued operations was $295,881 or $.09 per share, compared to a profit of $404,507 or $.12 per share reported last year. The gain on the sale of the assets of the CVC Leasing division to GE Capital Modular Space during the prior year resulted in a profit of $2,272,319 or $.67 per share. Net income per share was $1.25 in fiscal 1995, compared to a net income per share of $1.95 the prior year. During fiscal 1995, stockholders' equity grew from $18,145,544 to $22,383,195.
  As we anticipated, the sale of the assets of the CVC Leasing division allowed us to substantially expand the container and trailer van fleet of National Security Containers, Inc. ("NSC"). During fiscal year 1995, the lease fleet expanded from 2120 to 4100 units, as NSC increased its net assets under lease from $3,594,677 to $13,689,693. NSC now operates in nine cities in Arizona, Texas, Colorado, Louisiana and Tennessee. Notwithstanding its dramatic growth, NSC achieved a profit in its first full year of operation. The potential of NSC is highlighted by the fact that it attained a 51.4% gross margin during the year. We expect NSC to continue to show substantial growth during the coming year.
  Through Sun Built Homes, Inc. ("Sun Built") we have continued to explore ways for our manufactured homes to compete with and expand into the site-built market. This is best accomplished by working with third party developers, landowners and our existing dealers to increase their uses of our homes in their parks and subdivisions. We expect Sun Built to play an important role to help us apply our production capabilities to the site-built market.
  All three of our manufacturing facilities showed strong results for the fiscal year. I am particularly pleased to report that in June 1995 our company was recognized by a leading industry periodical as the top Park Model manufacturer in the United States. Recently, importers and consumers from Japan have shown much interest in park model-type structures. We have reached agreement with and shipped a number of homes to retailers in Japan, and are cautiously optimistic about this new opportunity.
  This year we maintained our dominant position in the Arizona manufactured home market, and at the same time expanded our reach into other market areas. We continued to build up our dealer base and sales volume in key markets outside of Arizona, creating desired geographic diversity.
  During the fiscal year we made a substantial investment in our manufacturing facilities to increase capacity, and added key management personnel to our production team. We intend to continue to increase production capabilities during 1996. These investments should allow us to continue our expansion into new market areas and increase our penetration in existing markets. The key ingredients that make us well positioned for future growth are our strong manufacturing capabilities and efficiencies, our well designed and customized homes that enjoy high perceived customer value and instill brand loyalty, and our on-going commitment to quality and affordability.
  We are pleased with the results from 1995, and expect continued growth and improvement during 1996.

                                        Sincerely,

                                        /s/ A.R. Ghelfi
                                        President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

1995 COMPARED TO 1994

Sales for 1995 were $113,708,362, an increase of $21,646,799 (23.5%) over 1994. The new leasing subsidiary provided 23 percent of the increase, $5 million in revenues. The manufacturing operations accounted for the remaining increase. Plant expansions and upgrades to machinery allowed production levels to increase at all facilities. The manufacturing facility added in May 1993 had the most significant favorable impact.

Gross profit margins increased to 18.9 percent compared to 18.4 percent in 1994. Margins in the manufacturing operations decreased from 18.2 percent in 1994 to 17.4 percent in 1995. The Company offered a series of low cost, low margin special floor plans in the spring. The decrease in manufacturing margins was more than offset by the leasing operations achievement of a 51.4 percent gross profit margin.

Selling, general and administrative expenses increased overall by $2,996,824 (a 29% increase). Most of the increase was due to expansion of the leasing operations in 1995. The $533,149 increase in interest expense reflects increased finance costs incurred from the Company's use of its lines of credit.

In 1995, net income was $4,237,651 or $1.25 per share, compared to $6,605,678 or $1.95 per share in 1994. The decrease in net income was a direct result of the sale of discontinued operations in 1994. Income from continuing operations in 1995 was $4,533,532 or $1.34 per share, an increase of $604,680 or $.18 per share. Income from discontinued operations and from the gain on the sale of CVC in 1994 was $404,507 and $2,272,319, respectively, compared to a loss from discontinued operations in 1995 of $295,881.

1994 COMPARED TO 1993

The Company's 1994 net sales increased $35,145,748
(61.8%) over 1993. Approximately $30 million of the increase was directly attributable to the Company's new manufacturing facility, which began production in May, 1993. During 1994, this manufacturing facility expanded its production through installation of a second assembly line. The overall increase in manufactured housing sales was reflective of the continued growth experienced in the industry over the past three years. The Company had been able to increase its market share of manufactured homes in Arizona to over 35 percent. With the new manufacturing facility and aggressive marketing and dealer support, the Company should continue this trend.

Gross profit margin is comparable between years (18.4% in 1994, 18.9% in 1993), allowing the increase in sales to be a direct improvement to the bottom line. Selling, general and administrative expenses increased $2,393,350 from 1993 to 1994. This increase resulted from the sales growth, which warranted increased staffing and sales and marketing programs. Increased expenses were recognized in all operations. The 30% increase in operating expenses, in comparison to a 62% increase in sales, exemplified the Company's continuing efforts to control costs and improve profitability.

Interest expense increased $164,067 in 1994 over 1993.
The convertible note and the Company's use of its line of credit led to increased finance costs. The finance costs were partially offset by interest income earned on invested proceeds from the sale of CVC.

In 1994, net income was $6,605,678 or $1.95 per share, an increase of $4,455,972 or $1.31 per share over 1993. The reason for the large increase was primarily due to the sale of discontinued operations. In 1994, income from continuing operations was $3,928,852 or $1.16 per share, compared to $1,515,276 or $.45 per share in 1993. Income from discontinued operations was $404,507 in 1994, compared to $634,430 in 1993. The gain on the sale of CVC
Leasing was $2,272,319 in 1994.

LIQUIDITY AND CAPITAL RESOURCES

The Company ended 1995 with working capital of $8,249,230, comparable to the $8,371,218 at the end of 1994. During the year the Company borrowed $8 million from lines of credit to fund working capital needs and additions to assets under lease and property, plant and equipment.

Cash outflows in 1995 included capital expenditures of $13.6 million. The Company increased its NSC lease fleet by $11.3 million and spent $2.3 million on property, plant and equipment additions, of which $700,000 went to plant expansion and equipment upgrades at one of the manufacturing facilities. Approximately $350,000 and
$600,000 was spent on land and delivery equipment for NSC, respectively. The Company also invested another $1.2 million into its partnerships which are developing manufactured housing subdivisions.

In June 1995, NSC arranged a $15 million line of credit to support its lease fleet expansion. The lending institution advanced $8,000,000 and the Company used $6.5 million of these funds to repay its lines of credit.

The Company has a $4 million bank line of credit that may be used from time to time to fund working capital needs.
Long term cash requirements, other than normal operating expenses, are anticipated for plant expansions and computer system upgrades. NSC has $7,000,000 of additional funding available from a financial institution for expansion of its lease fleet. The Company believes that its existing cash, available lines of credit, and cash generated from operations will be sufficient to meet capital expenditure and debt service requirements.

During the past three years, inflation has not had a significant impact on the Company's operations. The
Company has demonstrated its ability to reduce the manufacturing costs of its products through engineering changes and effective price negotiations, and has been able to adjust the selling price of its products in reaction to changing costs.

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 1995 AND 1994

ASSETS

                                                     1995              1994
                                                  -----------       ----------
Current Assets:
  Cash and cash equivalents                       $ 8,140,730        9,006,600
  Receivables
     Trade accounts, net of $280,000 and
       $125,000 reserve for uncollectible
       accounts in 1995 and 1994,
       respectively                                 3,164,862        4,605,736
     Notes                                            511,302          433,804
     Other                                            509,369        1,153,036
                                                  -----------       ----------
          Total receivables                         4,185,533        6,192,576
                                                  -----------       ----------
  Inventories
     Held for sale or lease                            80,438        2,287,635
     Manufacturing:
          Work in process                             807,949          823,582
          Raw materials                             2,971,581        2,314,623
     Real estate held for sale                      6,133,089        4,524,240
                                                  -----------       ----------
          Total inventories                         9,993,057        9,950,080
                                                  -----------       ----------
  Prepaid expenses                                    834,713          461,515
  Deferred tax charge                                 552,981          480,369
                                                  -----------       ----------
          Total current assets                     23,707,014       26,091,140
                                                  -----------       ----------
Notes receivable, net of current portion            1,162,415        1,425,243
Property, plant and equipment, at cost             14,285,539       12,164,077
  Less accumulated depreciation                     4,666,351        3,634,192
                                                  -----------       ----------
          Net property, plant and equipment         9,619,188        8,529,885
                                                  -----------       ----------
Assets under lease                                 14,285,700        3,728,294
  Less accumulated depreciation                       596,007          133,617
                                                  -----------       ----------
          Net assets under lease                   13,689,693        3,594,677
                                                  -----------       ----------
Investment in partnerships                          2,534,703        1,546,724
Other assets                                        1,098,926          690,844
                                                  -----------       ----------
                                                  $51,811,939       41,878,513
                                                  ===========       ==========

The accompanying notes are an integral part of these consolidated financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                   1995              1994
                                                -----------       ----------
Current liabilities
  Notes payable                                 $ 1,022,864        1,654,490
  Current installments of long term debt          2,444,248        1,875,189
  Accounts payable                                5,009,125        5,092,187
  Accrued expenses                                6,939,129        6,472,376
  Income taxes                                       42,418        2,625,680
                                                -----------       ----------
       Total current liabilities                 15,457,784       17,719,922
                                                -----------       ----------
Long term debt, excluding current
  installments                                   12,692,661        5,413,980
Other liabilities                                        --           97,309
Deferred income taxes                             1,278,299          501,758
Stockholders' equity:
  Common stock, $.05 par value; 8,000,000
     shares authorized; 3,382,977 shares
     issued and outstanding in 1995 and
     1994                                           169,149          169,149
  Capital in excess of par value                    312,054          312,054
  Retained earnings                              21,901,992       17,664,341
                                                -----------       ----------
       Net stockholders' equity                  22,383,195       18,145,544
                                                -----------       ----------
                                                $51,811,939       41,878,513
                                                ===========       ==========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993

                                                                 1995            1994           1993
                                                             ------------     ----------     ----------
Net sales                                                    $113,708,362     92,061,563     56,915,815
Cost of sales                                                  92,213,840     75,103,512     46,183,666
                                                             ------------     ----------     ----------
     Gross profit                                              21,494,522     16,958,051     10,732,149
Selling, general and administrative expenses                   13,316,823     10,319,999      7,926,649
                                                             ------------     ----------     ----------
       Operating income                                         8,177,699      6,638,052      2,805,500
                                                             ------------     ----------     ----------
Other income (expense):
  Interest income                                                 287,385        175,957         40,707
  Interest expense                                             (1,047,650)      (514,501)      (350,434)
  Miscellaneous                                                   158,098        156,444        130,403
                                                             ------------     ----------     ----------
                                                                 (602,167)      (182,100)      (179,324)
                                                             ------------     ----------     ----------
Income from continuing operations before income taxes           7,575,532      6,455,952      2,626,176
Income taxes                                                    3,042,000      2,527,100      1,110,900
                                                             ------------     ----------     ----------
Income from continuing operations                               4,533,532      3,928,852      1,515,276
Discontinued operations:
Income (loss) from operations of CVC Leasing division
  (less applicable taxes of ($194,000), $260,800 and
  $465,800 for 1995, 1994 and 1993, respectively)                (295,881)       404,507        634,430
  Gain on sale of CVC Leasing division (less applicable
     taxes of $1,465,000)                                              --      2,272,319             --
                                                             ------------     ----------     ----------
Net income                                                   $  4,237,651      6,605,678      2,149,706
                                                             ============     ==========     ==========
Income per share from continuing operations                  $       1.34           1.16            .45
Income (loss) per share from operations of discontinued
  division                                                           (.09)           .12            .19
Income per share from gain on sale of division                         --            .67             --
                                                             ------------     ----------     ----------
Net income per share                                         $       1.25           1.95            .64
                                                             ============     ==========     ==========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993

                                                                 1995            1994           1993
                                                             ------------     ----------     ----------
Cash flows from operating activities:
  Net income                                                 $  4,237,651      6,605,678      2,149,706
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Gain on sale of CVC Leasing division                         --          (3,737,319)        --
     Depreciation and amortization expense                      1,727,696      1,375,533      1,030,450
     Provision for deferred income taxes                          703,929       (455,900)       202,800
     Gain on sales of assets under lease                         (389,409)      (118,512)      (254,596)
  Change in assets and liabilities:
     (Increase) decrease in receivables                         1,440,874       (581,448)       397,563
     (Increase) decrease in manufacturing and leasing
       inventories                                               (641,325)    (3,739,014)    (1,008,311)
     (Increase) decrease in real estate held for sale          (1,067,249)    (2,833,311)       140,076
     (Increase) decrease in prepaid expenses                     (373,198)       117,989       (359,662)
     (Increase) decrease in other assets                         (241,244)      (481,330)        92,138
     Increase (decrease) in accounts payable                      (83,062)     1,305,794      2,114,013
     Increase (decrease) in accrued expenses                      466,753      2,252,398      1,218,195
     Increase (decrease) in income taxes                       (2,583,262)     2,313,896        181,228
     Increase (decrease) in lease deposits and other
       liabilities                                                (97,309)       190,682           (583)
                                                              -----------     ----------     ----------
       Net cash provided by operating activities                3,100,845      2,215,136      5,903,017
                                                              -----------     ----------     ----------
Cash flows from investing activities:
     Purchases of property, plant and equipment                (2,292,217)    (1,962,510)    (2,570,729)
     Proceeds from sales of property, plant and equipment         111,254         --             --
     Additions to assets under lease                          (11,292,377)    (8,182,092)    (2,173,901)
     Proceeds from sales of assets under lease                  2,713,985        773,288         13,599
     Increase in notes receivable                                 --             (78,500)       (77,000)
     Proceeds from collections on notes receivable              1,352,273        420,328        393,320
     Additions to investment in partnerships                   (1,212,979)    (1,298,172)      (248,552)
     Net proceeds from sale of CVC Leasing division               --          10,464,504         --
                                                              -----------     ----------     ----------
       Net cash provided by (used for) investing
          activities                                          (10,620,061)       136,846     (4,663,263)
                                                              -----------     ----------     ----------
Cash flows from financing activities:
     Borrowing under lines of credit                            7,989,543      7,442,376      2,369,315
     Repayment of lines of credit                              (8,621,169)    (6,990,149)    (4,889,559)
     Proceeds from long-term debt                               8,603,857      5,598,713      2,973,715
     Repayment of long-term debt                               (1,318,885)      (775,126)    (1,654,622)
                                                              -----------     ----------     ----------
       Net cash provided by (used for) financing
          activities                                            6,653,346      5,275,814     (1,201,151)
                                                              -----------     ----------     ----------
Increase (decrease) in cash and cash equivalents                 (865,870)     7,627,796         38,603
Cash and cash equivalents at beginning of year                  9,006,600      1,378,804      1,340,201
                                                              -----------     ----------     ----------
Cash and cash equivalents at end of year                     $  8,140,730      9,006,600      1,378,804
                                                              ===========     ==========     ==========

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 1995, 1994, AND 1993

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (A) PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements of Cavco Industries, Inc. (the
           Company) for 1995, 1994 and 1993 include the accounts of Cavco Industries, Inc. and its subsidiaries, Action Healthcare Management Services, Inc. (Action), Sun Built Homes, Inc. (Sun Built) and National Security Containers, Inc. (NSC). The Company owns 93% of Action and 100% of Sun Built and NSC. In accordance with ARB 51, all losses applicable to the minority interest of Action have been charged to the parent. All material intercompany transactions have been eliminated in the consolidation.

      (B) INVENTORIES

         Inventories are stated at the lower of cost or market (net realizable value). Cost is determined by using standard cost (which approximates actual cost on a first-in, first-out basis) for finished goods and work-in process and actual cost on a first-in, first-out basis for raw materials.

      (C) PRODUCT WARRANTY

         The Company's products carry a one-year warranty on structural components to the original retail customer. The Company also warrants certain nonstructural components for 90 days. The warranty covers defective materials and workmanship. The Company's experience allows it to reasonably estimate the amount of warranty expense expected to be incurred for products sold. Warranty expense for the years ended September 30, 1995, 1994 and 1993 was $1,946,297, $1,664,204, and
           $1,021,471, respectively.

      (D) REAL ESTATE HELD FOR SALE

         Real estate held for sale consists primarily of land purchased by Sun
           Built and homes manufactured by the Company for sale in residential subdivisions. Sun Built capitalizes certain interest costs incurred with developing the land, and such interest will be included in cost of sales as property is sold to the buyer. The amount of interest capitalized during the years ended September 30, 1995 and 1994 was $127,732 and $33,992, respectively.

         In most cases, the customer obtains financing from an outside source and pays cash for the purchase. In accordance with rules established by Statement of Financial Accounting Standards No. 66 (Accounting for Sales of Real Estate), revenues are recognized upon close of sale, when the property has transferred to the buyer.

      (E) INVESTMENT IN PARTNERSHIPS

         In November, 1992, the Company formed a limited liability corporation
           (LLC) with another company for the purpose of developing a manufactured housing subdivision. The Company is a 50% partner in the LLC and accounts for its investment on the equity method. The Company's investment in the LLC was $2,275,313 and $1,321,724 at September 30, 1995 and 1994, respectively.

         Sun Built is a 50% partner in a LLC formed in August, 1994, to develop a manufactured housing subdivision. Sun Built accounts for its investment on the equity method. Its investment was $259,390 and $225,000 at September 30, 1995 and 1994, respectively.

      (F)  REVENUE RECOGNITION

         The Company recognizes product revenue upon shipment of product.
           Revenue from services is recognized when services are performed. Lease income is recognized over the terms of the leases.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS . . . CONTINUED

      (G) STATEMENT OF CASH FLOWS

         For purpose of these statements, cash and cash equivalents include cash on hand and cash in short-term investments with original maturities of less than three months (primarily money market funds).

         Information that does not result in cash receipts or cash payments in the period, but which affects the financing and investing activities of the Company is included in supplemental disclosures as follows.

         Supplemental Disclosures of Non-cash Investing and Financing
           Activities:

         In 1995, the Company sold $523,276 of lease assets for notes receivable. The Company purchased $541,600 of real estate held for sale, financed by long term debt. Inventory held for sale or lease of $2,207,197 was transferred into assets under lease.

         In 1994, the Company sold $1,015,133 of lease assets for notes receivable. The Company purchased $470,118 of lease assets financed by notes payable. The Company purchased $818,784 of real estate held for sale, assuming $414,384 in notes payable and financing $404,400 by long term debt. Also in 1994, the Company sold its CVC Leasing division. See Note 14 for detail of non-cash items.

         In 1993, the Company sold $1,021,176 of lease assets for notes receivable. The Company sold $90,750 of real estate held for sale by issuing notes receivable. The Company purchased automotive equipment for $114,819, financed by long term debt.

         Supplemental Disclosures of Cash Flow information:

                                                                    1995           1994          1993
                                                                 ----------     ----------    ----------
           Cash paid during the year for:
             Interest                                            $1,020,766      1,109,739     1,010,087
                                                                 ==========      =========     =========
             Income Taxes                                        $2,540,433      2,394,904     1,192,621
                                                                 ==========      =========     =========

      (H) ACCOUNTING STATEMENTS

         The Financial Accounting Standards Board has issued a Statement of
           Financial Accounting Standards ("SFAS"), No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which the Company will be required to implement effective for the fiscal year ending September 30, 1997. SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) from an asset to be held and used is less than the carrying value of the asset, an impairment loss must be recognized in the amount of the difference between the carrying value and fair value. Assets to be disposed of must be valued at the lower of carrying value or fair value less costs to sell. Management of the Company believes that, if SFAS No. 121 were implemented currently, no impairment loss would be recognized.

(2)   NOTES RECEIVABLE

      Notes receivable include amounts due under finance leases ($1,633,607 and $1,758,774 at September 30, 1995 and 1994, respectively) and amounts due from sales of real estate held for sale ($16,610 and $51,773 at September 30, 1995 and 1994, respectively). The finance leases are secured by the related assets under lease, and the notes on real estate sales are secured by deeds of trust. Also included in notes receivable is the balance on a line of credit extended to a dealer ($23,500 and $48,500 at September 30, 1995 and 1994, respectively).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS . . . CONTINUED

      The aggregate maturities of the notes receivable for the five years subsequent to September 30, 1995 are as follows:

                    1995                                               $   511,302
                    1996                                                   442,701
                    1997                                                   316,324
                    1998                                                   144,931
                    1999                                                   110,679
                    Thereafter                                             147,780
                                                                        ----------
                                                                       $ 1,673,717
                                                                        ==========

(3)   MARKETABLE INVESTMENT SECURITIES

      At September 30, 1995 and 1994, the noncurrent portfolios of marketable investment securities are carried at the lower of aggregate cost or market. Change in market value is recognized as investment income (or loss) and is included in miscellaneous income in the consolidated statement of earnings. Income recognized in 1995 and 1994 was $23,807 and $49,647, respectively.

(4)   PROPERTY, PLANT AND EQUIPMENT

      Depreciation of property, plant and equipment is provided over the estimated useful lives of the respective assets on a straight-line basis. Leasehold improvements are amortized on a straight-line basis over their estimated useful lives or the terms of the respective leases, whichever is shorter. Repair and maintenance costs are expensed as incurred. A summary of property, plant and equipment, at cost, follows:

                                                     Average                 September
                                                   Depreciable      ---------------------------
                                                  Lives (Years)         1995           1994
                                                  -------------     ------------    -----------
          Land                                           --         $  2,455,801      2,088,994
          Buildings                                   15-30            2,115,744      2,082,239
          Plant equipment                              5-10            3,035,233      3,098,417
          Office equipment                             3-10            1,909,801      1,820,034
          Automotive equipment                            3            1,868,784        903,864
          Building and leasehold improvements          3-20            2,892,126      2,161,751
          Construction in progress                       --                8,050          8,778
                                                                     -----------     ----------
                                                                    $ 14,285,539     12,164,077
                                                                     ===========     ==========

(5)   NOTES PAYABLE

      The Company has a $4,000,000 revolving line of credit with a bank, with an interest rate of prime plus 1/2%, expiring on January 31, 1996. This line of credit is secured by the Company's inventories and accounts receivable. During the year, the Company obtained additional lines of credit from the bank to temporarily fund working capital needs.

      Sun Built has a $1,000,000 line of credit with a financial institution, with an interest rate of prime plus 1%, expiring in January 1996. This line of credit is secured by certain real estate held for sale. Sun Built has obtained a temporary increase in its credit limit to $1,375,000.

      During the year NSC utilized a temporary line of credit to fund additions to assets under lease. The maximum borrowed during the year was $2,750,000 at an average interest rate of 9.40%. The line was paid off in June 1995. There was no outstanding balance at September 30, 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS . . . CONTINUED

      Also included in notes payable in 1994 was $470,118, due for purchases of storage containers for NSC's lease fleet. The notes were paid off during 1995.

      Pertinent information with respect to the bank lines of credit is as follows:

                                                                              September 30,
                                                                 ---------------------------------------
                                                                    1995           1994          1993
                                                                 -----------    ----------    ----------
           Company line of credit:
             Outstanding balance at year end                     $        --            --            --
             Interest rate at year end                                 9.25%         8.25%          6.5%
             Maximum credit available                              4,000,000     3,500,000     2,500,000
             Maximum borrowing during the year                     3,750,000     3,500,000     2,500,000
             Average outstanding borrowings(a)                     1,220,000     1,539,726     1,389,000
             Average yearly interest rate(a)                            9.5%          7.3%          6.7%

      (a) The average outstanding borrowings during the periods were calculated by dividing the weighted average daily balance by 365. The average yearly interest rate during the period was calculated by dividing the interest expense by the average outstanding borrowings.

                                                                              September 30,
                                                                 ---------------------------------------
                                                                    1995           1994          1993
                                                                 -----------    ----------    ----------
           Sun Built line of credit:
             Outstanding balance at year end                     $ 1,022,864     1,184,372       317,761
             Interest rate at year end                                 9.75%          9.5%         7.75%
             Maximum credit available                              1,375,000     1,184,372     1,000,000
             Maximum borrowing during the year                     1,360,570     1,184,372       412,219
             Average outstanding borrowings(b)                     1,178,397       597,614       339,283
             Average interest rate for year(b)                        10.32%         8.15%          7.4%

      (b) Average outstanding borrowings during the periods were calculated by dividing the month-end balances (including beginning of year) by 13. Average yearly interest rates were calculated by dividing the interest expense by the average outstanding borrowings.

(6)   LONG-TERM DEBT

      A summary of long-term debt is as follows:

                                                                               September 30,
                                                                         -------------------------
                                                                            1995           1994
                                                                         -----------     ---------
          Convertible note trust, interest payable quarterly at 8%,
          unsecured, balance due and payable in April, 1999. (See (a)
          below).                                                        $ 4,100,000     4,100,000
          Notes payable to a financial institution, due in monthly
          installments of $133,333 plus interest at 9.06%, secured by assets under lease and accounts receivable. The note is
          amortized over a 5-year period and is due and payable in
          July, 2000. (See (b) below).                                     7,599,981            --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS . . . CONTINUED

(6)   LONG-TERM DEBT

                                                                               September 30,
                                                                         -------------------------
                                                                            1995           1994
                                                                         -----------     ---------
          Mortgage note payable, due in monthly installments of
            $8,070 plus interest at prime plus 1%, (9.75% at
          September 30, 1995) secured by deed of trust on real
          estate. The mortgage is amortized over a 13-year term, with the balance due and payable in August, 2002. (See (b)
          below).                                                          1,250,913     1,308,396
          Notes payable to a title company, due in monthly
            installments of $6,818 including interest at 10%, secured
          by real estate held for sale, balances due and payable
          ranging from February 1997 to June 1998.                           589,268       313,125
          Note payable to bank, due in monthly installments of
          $19,259 including interest at 9.755%, secured by certain
          plant equipment, due and payable in September, 1998.               584,598            --
          Note payable to bank, due in monthly installments of
            $27,778 plus interest at prime plus  1/2%, (9.25% at
          September 30, 1995) secured by certain plant equipment, due
          and payable in September, 1996.                                    361,088       694,433
          Note payable due in monthly installments of $2,601
            including interest at a rate of 9%, secured by a deed of
          trust. The note is amortized over a 30-year term and is due
          and payable in July, 2011.                                         293,009       297,599
          Note payable due in monthly installments of $3,416
            including interest at a rate of 13% secured by a deed of
          trust. The note is amortized over a 15-year term and is due
          and payable in November, 2000.                                     153,663       173,272
          Note payable to bank, due in monthly installments of $9,587 including interest at 7.55%, secured by certain office
          equipment, due and payable in September, 1996.                     116,184       215,357
          Notes payable to finance companies, due in monthly
          installments totaling $9,019, including interest at various rates ranging between 6.6% and 11.5%, balances due and
          payable ranging from November, 1995 to October, 1998,
          secured by automotive and office equipment.                         88,205       186,987
                                                                         -----------     ---------
                                                                          15,136,909     7,289,169
          Less current portion                                             2,444,248     1,875,189
                                                                         -----------     ---------
            Long term debt, net of current portion                       $12,692,661     5,413,980
                                                                         ============    =========

      (a) At any time during the term of the note, all or any portion of the principal balance is convertible, at the Company's option, into shares of the Company's common stock at $16 per share (post stock split), if the stock price exceeds $20 per share (post stock split) for a period of at least 20 trading days. The Company also has an option to prepay up to one half of the outstanding principal balance of the loan after October, 1995. Payment after October, 1995 can be made in stock, at $16 per share (post stock split), if the stock price exceeds $16 per share (post stock split) for a period of at least 20 trading days.

      (b) Certain of the Company's loan agreements require compliance with financial covenants, the most significant of which specify a minimum current ratio, minimum owner's equity, working capital,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS . . . CONTINUED
           debt coverage ratio, debt service coverage ratio, and minimum tangible net worth. The agreements also state that any dividends to stockholders must be approved by the lending institution. At September 30, 1995, the Company was not in compliance with the covenant related to debt service coverage ratio for one of the subsidiaries. The Company obtained a waiver from the bank.

      The aggregate maturities of long-term debt for the five years subsequent to September 30, 1995 are as follows:

                    1996                 $ 2,444,248
                    1997                   2,122,336
                    1998                   2,355,904
                    1999                   5,836,817
                    2000                   1,341,456
                    Thereafter             1,036,148
                                         -----------
                                         $15,136,909
                                         ============

(7)   INCOME TAXES

      Prior to January 1, 1989, Cavco Industries, Inc. owned less than 80 percent of the stock of Action and therefore filed separate tax returns for Action. Accordingly, the tax benefit of the net operating loss was not utilized on a consolidated basis. The net operating loss expiring in 2002 is available to offset future taxable income in Action. In 1994, $54,362 of that net operating loss carryforward was used to offset Action's taxable income. For income tax purposes at September 30, 1995, Action has a net operating loss carryforward of approximately $521,000 remaining. For 1995 and 1993, the consolidated taxable income reflected a loss of $198,629 and $677,468, respectively, related to Action.

      Components of income tax expense are as follows:

                                                  Current         Deferred          Total
                                                 ----------       --------        ---------
            1995: FEDERAL                        $1,683,500        552,800        2,236,300
                   STATE                            460,500        151,200          611,700
                                                 ----------       --------        ---------
                                                 $2,144,000        704,000        2,848,000
                                                 ==========       =========       =========
            1994: Federal                        $3,696,400       (357,900)       3,338,500
                   State                          1,012,400        (98,000)         914,400
                                                 ----------       --------        ---------
                                                 $4,708,800       (455,900)       4,252,900
                                                 ==========       =========       =========
            1993: Federal                        $1,024,100        174,500        1,198,600
                   State                            349,800         28,300          378,100
                                                 ----------       --------        ---------
                                                 $1,373,900        202,800        1,576,700
                                                 ==========       =========       =========

      Income tax expense amounted to $2,848,000 for the year ended September 30, 1995 (an effective rate of 40.1%), $4,252,900 for the year ended September 30, 1994 (an effective rate of 39.2%), and $1,576,700 for the year ended September 30, 1993 (an effective rate of 42.3%). The actual tax expense differs from the "expected" tax expense (computed by applying the U.S. Federal corporate tax rates to earnings before income tax) as follows:

                                                              1995        1994        1993
                                                              -----       ----        ----
            Federal corporate tax rate                        34.0 %      34.0        34.0
            State income taxes, net of federal income
              tax benefit                                      6.1        6.1         6.1
            Other                                               --        (0.9)       2.2
                                                              -----       ----        ----
            Effective tax rate                                40.1 %      39.2        42.3
                                                              =====       =====       =====

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS . . . CONTINUED

      Deferred tax assets and liabilities represent the estimated future tax effects attributable to timing differences in the recognition of revenue and expense items for financial statement and tax return purposes. The source of these differences and the tax effect of each are set forth as follows:

                                                                               September 30,
                                                                          ------------------------
                                                                             1995           1994
                                                                          -----------     --------
           Current:
             Accrued warranty expense                                     $   355,104      290,695
             Reserve for uncollectible accounts                               110,924       49,125
             Deferred rent                                                     48,011       87,229
             Accrued vacation and holiday                                      40,471       31,950
             Accrued bonuses                                                   15,067       15,771
             Accrued state tax deduction                                      (16,596)       5,599
                                                                          -----------     --------
                     Deferred tax charge                                  $   552,981      480,369
                                                                          ============    =========
           Long-term:
             Excess of tax over book depreciation                         $(1,310,517)    (576,368)
             Loss in partnership                                              (43,827)     (12,552)
             Advance rents received                                           (16,709)       2,563
             Excess of tax over book amortization of intangibles               30,862       14,229
             Excess of book gain over tax gain on sale of assets               61,892       61,399
             Loss on marketable securities                                         --        8,971
                                                                          -----------     --------
                     Deferred tax liability                               $(1,278,299)    (501,758)
                                                                          ============    =========

(8)   EMPLOYEE BENEFIT PLANS

      The Company's profit sharing plan is a defined contribution plan which covers all employees completing two years of service. After two years of service have been completed, employees begin participation on the first day of the sixth month or the first day of the plan year, whichever is earlier. Participants are 100% vested after two years in the Plan. The Plan was designed to comply with the requirements of ERISA. Contributions to the Plan are determined annually by the Board of Directors. The Company contributed $100,000 to the Plan for the year ended September 30, 1995, $200,000 for 1994 and $150,000 for 1993.

      The Company adopted a 401(k) plan in January, 1995. All employees are eligible to participate after completing four months of service, and may begin participation on the following January 1 or July 1, whichever is earlier. Participants may defer up to 15% of annual compensation (subject to limits set by the Internal Revenue Service) to contribute to the 401(k) plan. The Company matches 25% of the employee's contribution, up to 6% of his or her compensation. The Company contributed $68,924 to the 401(k) plan for the year ended September 30, 1995.

(9)   STOCKHOLDERS' EQUITY

      The number of shares used in computing earnings per common share was 3,382,977 for 1995, 1994 and 1993. The number of shares reflects a three-for-two stock split effective December, 1994. Fully diluted earnings per share are the same as primary earnings per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS . . . CONTINUED

      Changes in stockholders' equity accounts between years are summarized below:

                                                                                 UNREALIZED LOSS ON NON-CURRENT
                                                           RETAINED EARNINGS    MARKETABLE INVESTMENT SECURITIES
                                                           -----------------    --------------------------------
      Balance September 30, 1992                              $ 8,908,957                    (65,045)
        Net income                                              2,149,706                --
        Net unrealized loss                                      --                           (7,429)
                                                              -----------                    -------
      Balance September 30, 1993                               11,058,663                    (72,474)
        Net income                                              6,605,678                --
        Net recognized loss                                      --                           72,474
                                                              -----------                    -------
      Balance September 30, 1994                               17,664,341                --
        Net income                                              4,237,651                --
                                                              -----------                    -------
      Balance September 30, 1995                              $21,901,992                --
                                                              ===========                    =======

(10) FINANCING ARRANGEMENTS AND COMMITMENTS

      The Company is contingently liable under terms of repurchase agreements covering dealer floor plan financing arrangements. These arrangements, which are customary in the industry, provide for the repurchase of products sold to dealers in the event of default on payments by the dealer. The risk of loss is spread over numerous dealers and financing institutions and is further reduced by the resale value of repurchased units. The Company has not incurred any significant losses from these arrangements since inception.

      During 1995 and 1994, the Company entered into financing arrangements whereby certain dealers would be assisted in obtaining financing for purchases of Cavco manufactured homes. The Company has guaranteed the flooring lines extended to the dealers by the financing institutions. The Company's maximum liability to financial institutions was $6,500,000 in 1995 and $2,475,000 in 1994.

      The Company is the guarantor on a loan agreement which allowed the LLC
        (see Note 1) to borrow $3,750,000 from investors. The loan is paid out over five years, based on scheduled sales of lots. The amount guaranteed by the Company has been offset by proceeds received on the lot sales, leaving a balance of $3,177,285 at September 30, 1995.

(11) LEASES

      The Company occupies certain land and office buildings and uses certain equipment under lease arrangements classified as operating leases. Real estate taxes, insurance and maintenance expenses are obligations of the Company.

      At September 30, 1995, future minimum lease payments due under noncancellable operating leases, excluding executory costs, are as follows:

             Year Ending
            September 30,             Amount
            -------------           -----------
                 1996               $   864,500
                 1997                   686,087
                 1998                   276,243
                 1999                    94,094
                 2000                    26,606
                                    -----------
                 Total              $ 1,947,530
                                     ==========

      Total rental expense for 1995, 1994 and 1993 was $1,051,884, $902,332 and
        $551,025 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS . . . CONTINUED

(12) INDUSTRY SEGMENT INFORMATION

      The Company operates principally in four industries: Manufactured Housing, Leasing, Health Care Management and Real Estate Development. Operations are conducted in Arizona and, to a much lesser extent, in Nevada, Colorado, Idaho, California, Utah, Washington, New Mexico, Georgia, Pennsylvania, Oregon, Texas and Canada. Operating profit consists of total revenue less cost of sales and operating expenses. None of the following have been included in the computation of gross operating profit: general corporate expenses, non-operating income and expenses and income taxes. Identifiable assets are those assets used in the operations of each industry segment. General corporate assets primarily consist of cash, temporary investments, deferred tax benefits and other current assets. Information with respect to industry segments as of September 30, 1995, 1994 and 1993 is set forth on the following page.

                                                               HEALTH     REAL ESTATE
                                 MANUFACTURED    LEASING        CARE      DEVELOPMENT    GENERAL
                                   HOUSING      OPERATIONS   MANAGEMENT   OPERATIONS    CORPORATE       TOTAL
                                 ------------   ----------   ----------   -----------   ----------   ------------
       1995
       SALES TO UNAFFILIATED
         CUSTOMERS               $103,560,443   5,037,282    1,026,230     4,084,407            --    113,708,362
       OPERATING PROFIT (LOSS)     9,439,956      421,795     (136,610 )      15,213    (1,562,655)     8,177,699
       IDENTIFIABLE ASSETS        11,914,234    19,416,794     590,635     7,026,052    12,864,224     51,811,939
       DEPRECIATION AND
         AMORTIZATION                674,658      786,370       50,266        35,678       180,724      1,727,696
       CAPITAL EXPENDITURES        1,089,116    12,438,891      28,080        28,507            --     13,584,594
       1994
       Sales to unaffiliated
         customers               $85,969,747           --    1,465,525     4,626,291            --     92,061,563
       Operating profit (loss)     7,692,540           --      114,146       177,379    (1,346,013)     6,638,052
       Identifiable assets        10,501,021    13,175,553     677,843     5,448,625    12,075,471     41,878,513
       Depreciation and
         amortization                521,786      661,824       45,563        29,049       117,311      1,375,533
       Capital expenditures        1,181,074    8,665,060       26,998       137,846       133,624     10,144,602
       1993
       Sales to unaffiliated
         customers               $53,356,661           --      589,443     2,969,711            --     56,915,815
       Operating profit (loss)     4,193,014           --     (553,999 )     281,043    (1,114,558)     2,805,500
       Identifiable assets         9,708,746    15,663,167     448,918     1,313,708     3,568,791     30,703,330
       Depreciation and
         amortization                347,702      571,832       43,367        15,818        51,731      1,030,450
       Capital expenditures        1,940,910    2,398,130      114,490         1,584       404,335      4,859,449

      Sales to one manufactured housing customer amounted to $18,129,289, or 15.5% of sales for the year ended September 30, 1995. Sales to two manufactured housing customers amounted to 17,388,700 and $10,999,677 (18.9% and 11.9% of sales, respectively) for the year ended September 30, 1994. Sales to two manufactured housing customers amounted to $8,955,898 and $8,211,982 (15.7% and 14.4% of sales, respectively) for the year ended September 30, 1993.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS . . . CONTINUED

(13) ACCRUED EXPENSES

      A summary of accrued expenses follows:

                                                                         September 30,
                                                                   --------------------------
                                                                      1995            1994
                                                                   ----------       ---------
               Wages                                               $  964,821         979,735
               Sales promotion programs                             2,427,033       1,960,261
               Accrued warranty                                       896,372         739,683
               Industrial insurance                                 1,308,813         944,383
               Other                                                1,342,090       1,848,314
                                                                   ----------       ---------
                                                                   $6,939,129       6,472,376
                                                                   ==========       =========

(14) DISCONTINUED OPERATIONS

      On August 1, 1994, the Company sold the relocatable mobile and modular commercial structures and related buildings and equipment of its leasing division (CVC) for $20.1 million, to an unrelated company. Approximately $8.0 million was used to pay off notes payable associated with the assets sold; a $1.2 million note receivable remains due from the purchaser; net cash proceeds totalled $10.9 million. The net value of assets sold, plus other costs related to the sale, amounted to $16.4 million, resulting in a net gain of $3.7 million.

      Net income (loss) from CVC leasing operations is included in the consolidated statements of income under "discontinued operations". Revenues from such operations were $2,072,569 for 1995, $8,253,530 for 1994, and $7,732,534 for 1993. Revenues in 1995 were produced from the sales of jobs that were in progress when the division was sold.

      Assets and liabilities related to CVC remaining on the balance sheet as of September 30, 1995 include trade accounts receivable ($378,406), balance remaining from purchaser of CVC ($509,369), and rent due on CVC properties ($121,191). Assets and liabilities related to CVC remaining on the balance sheet as of September 30, 1994 include trade accounts receivable ($2,636,925), balance remaining from purchaser of CVC ($1,153,036), customer deposits ($218,988), inventory and assets under lease ($1,637,084), accounts payable ($327,400), rent due on CVC properties ($221,956), and other accrued expenses ($383,723).

(15) SUPPLEMENTAL FINANCIAL DATA (UNAUDITED)

      Selected quarterly financial data for the years ended September 30, 1995 and 1994 is set forth on the following page. Earnings per share were adjusted to reflect the three-for-two stock split. Amounts differ from amounts previously reported on the Company's Form 10-Q's due to elimination of discontinued operations of the Company's CVC Leasing division.

                                                   FIRST          SECOND         THIRD          FOURTH
                                                -----------     ----------     ----------     ----------
1995
NET SALES                                       $30,140,661     28,506,700     25,914,959     29,146,042
GROSS PROFIT                                    $ 6,042,484      4,984,232      3,972,700      6,495,106
NET INCOME FROM CONTINUING OPERATIONS           $ 1,628,149        956,026        499,164      1,450,193
INCOME PER SHARE FROM CONTINUING OPERATIONS     $       .48            .28            .15            .43
1994
Net sales                                       $21,219,830     24,247,343     22,188,008     24,406,382
Gross profit                                    $ 3,519,340      4,003,622      3,645,492      5,789,597
Net income from continuing operations           $   860,622        882,837        704,522      1,480,871
Income per share from continuing operations     $       .25            .26            .21            .44

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Cavco Industries:

We have audited the accompanying consolidated balance sheets of CAVCO INDUSTRIES, INC. (an Arizona corporation) and subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of earnings and cash flows for the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cavco Industries, Inc. and subsidiaries as of September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September
30, 1995, in conformity with generally accepted accounting principles.

                                     Arthur Andersen LLP

Phoenix, Arizona,

  November 22, 1995

OFFICERS AND DIRECTORS

ALFRED R. GHELFI -- President and Director of the Company since 1974, Chief
                    Executive Officer and Director of Action Healthcare Management Services, Inc. since 1987. Chief Executive Officer and Director of Sun Built Homes, Inc. since 1991. Chief Executive Officer and Director of National Security Containers, Inc. since 1994. He works full time for the company.

RUTH SMITH -- Secretary and a Director of the Company since 1974. Director of Action Healthcare Management, Inc. since 1987. She works part time for the company.

ROBERT WOLD -- Director of the Company since 1974. He is the President of
               Manufactured Housing Consultants, Inc., a financial consulting company.

STEPHEN H. KLEEMANN -- Director of the Company since 1984. Director of
                       Action Healthcare Management Services, Inc. since 1987. He is an officer of Kleemann Capital
                       Management, Inc., a financial consulting company.

WILLIAM R. BLANDIN -- Executive Vice President and a Director of the
                      Company since 1984. He works full time for the Company.

ROBERT WARD -- Treasurer of the Company since 1984. Vice President and
               Chief Financial Officer since 1990. Secretary and Treasurer of Action Healthcare Management Services, Inc. and Sun Built Homes, Inc., since 1991. Director of Action Healthcare Management Services, Inc. since 1993. Secretary and Treasurer of National Security Containers, Inc. since 1994. He works full time for the Company.

WEN HARGIS -- Vice President of Manufacturing since 1992. He works full time for the Company.

BRENT GHELFI -- Vice President of Cavco Industries, Inc. and President of
                Sun Built Homes, Inc. since January 1995. He works full-time for the Company.

           Legal Counsel                      Principal Banks             Registrar & Transfer Agent
--------------------------------------------------------------------------------------------------------
James S. Freedman                   Bank One, Arizona                  American Securities Transfer
4455 E. Camelback Rd., E160         201 N. Central Avenue              931 Quail Street
Phoenix, Arizona 85018              Dept. A-664                        Suite 101
                                    Phoenix, Arizona 85004             Lakewood, Colorado 80215
                                    Zions Credit Corporation
                                    Street 37 West 100 South
                                    Salt Lake City, UT 84110-3954

                               EXECUTIVE OFFICES
                    301 EAST BETHANY HOME ROAD, SUITE C-178
                 PHOENIX, ARIZONA 85012 - PHONE (602) 265-0580
                               FAX (602) 277-3647